Attachment to N-SAR Sub-Item 77I

On or about November 28, 2017, the Registrant completed the issuance and sale in a private placement of $20 million aggregate liquidation preference of Series D Mandatory Redeemable Preferred Shares with a term redemption date of December 1, 2024, liquidation preference $25.00 per share and a dividend rate equal to 4.07% per annum.